UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Pulaski Furniture Corporation
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                    745553107
                                 --------------
                                 (CUSIP Number)



Anthony R. Ignaczak                                 with copies to:
Pine Holdings, Inc.                                 John M. Reiss, Esq.
c/o Quad-C Management, Inc.                         Gregory Pryor, Esq.
230 East High Street                                White & Case LLP
Charlottesville, VA  22902                          1155 Avenue of the Americas
(804) 979-2070                                      New York, New York 10036
                                                    (212) 819-8200
 .
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 29, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                         SCHEDULE 13D

---------------------------------
 CUSIP No. 745553107
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Quad-C Partners V, LP
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [x]
-------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           00
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY         7     SOLE VOTING POWER
OWNED BY                                      0
                                    --------------------------------------------
EACH REPORTING PERSON WITH            8     SHARED VOTING POWER
                                              231,548* (including options to
                                              purchase Common Stock)
                                    --------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                              231,548* (including options to
                                              purchase Common Stock)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------
*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.




                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 745553107
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Pine Holdings, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]
                                                               (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Virginia
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY         7     SOLE VOTING POWER
OWNED BY                                      0
                                    --------------------------------------------
EACH REPORTING PERSON WITH            8     SHARED VOTING POWER
                                              231,548* (including options
                                              to purchase Common Stock)
                                    --------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              231,548* (including options
                                              to purchase Common Stock)
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN
         SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.




                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 745553107
---------------------------------


--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Pine Acquisition Corp.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                               (b) [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           00
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Virginia
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY         7     SOLE VOTING POWER
OWNED BY                                      0
                                    --------------------------------------------
EACH REPORTING PERSON WITH            8     SHARED VOTING POWER
                                              231,548* (including options
                                              to purchase Common Stock)
                                    --------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              231,548* (including options
                                              to purchase Common Stock)
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN
         SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.



Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock (the "Common Stock") of Pulaski Furniture Corporation, a Virginia corporation (the "Company"). The principal executive offices of the Company are located at One Pulaski Square, Pulaski, VA 24301.

Item 2.  Identity and Background

         This statement on Schedule 13D is being filed by Quad-C Partners V, LP, a Delaware limited partnership ("Quad-C"), Pine Holdings, Inc., a Virginia corporation ("Holdings"), and Pine Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Holdings ("Acquisition") (each, a "Reporting Person" and, collectively, the "Reporting Persons"), with their principal offices at c/o Quad-C Management, Inc., 230 East High Street, Charlottesville, VA 22902. Quad-C is a private investment fund organized as a limited partnership under the laws of the State of Delaware, which makes investments identified by its affiliates. Holdings and Acquisition have been formed solely for the purpose of the offer to purchase all outstanding shares of Common Stock of the Company and the subsequent merger of Acquisition with and into the Company (described more fully in Item 4 hereof). Neither Holdings nor Acquisition conduct any unrelated business activities. Holdings currently is an affiliate of Quad-C, which currently owns all of the outstanding stock of Holdings. The name, business address, present principal occupation of employment, and citizenship of each director and executive officer of Quad-C, Holdings and Acquisition are set forth on Schedule A hereto.

         During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A attached hereto nor any other person controlling the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          None of the Reporting Persons has expended any funds in connection with acquiring beneficial ownership of any shares of Common Stock. The Reporting Persons are filing this statement on Schedule 13D as a precautionary matter because they may be deemed to be beneficial owners of shares of Common Stock subject to the Stock Voting and Non-Tender Agreement described in Item 4 below. Each Reporting Person, however, disclaims such beneficial ownership.

          The amount of funds required by Acquisition to purchase all of the outstanding shares of Common Stock pursuant to the Offer and the Merger (as defined and described fully in Item 4 hereof), to retire existing debt of the Company and to pay related fees and expenses is expected to be approximately $128.0 million. Acquisition currently intends to obtain all such funds from (i) borrowings under the senior credit facilities described below, (ii) equity investments totaling approximately $24.0 million in Holdings by Quad-C and the Management Shareholders (as defined in Item 4 hereof) and (iii) an investment of approximately $24.0 million in senior subordinated notes of Holdings by Quad-C and the Management Shareholders. Acquisition currently intends to obtain a Senior Credit Facility (the "Credit Facility") to be provided by Bankers Trust Company (the "Agent").

         The Agent has provided a Commitment Letter to Acquisition pursuant to which it has agreed to lend to Acquisition up to $82.5 million of the Credit Facility for the purpose of acquiring Common Stock in the Offer and the Merger (as defined and described fully in Item 4 hereof), retiring existing debt of the Company and paying related expenses which, along with the equity and subordinated debt investments in Holdings (the proceeds of which will be contributed to Acquisition), will be sufficient to consummate the Offer and the Merger and to pay related fees and expenses. It is currently contemplated that the Agent will syndicate some or all of the Credit Facility to other banks or financial institutions.

Item 4.  Purpose of the Transaction

          Acquisition has made an offer to purchase all of the issued and outstanding shares of Common Stock including the associated preferred stock purchase rights, at a price of $22.50 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 2000 and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 29, 2000, by and among Holdings, Acquisition and the Company, pursuant to which Acquisition will be merged into the Company (the "Merger").

         In connection with the Merger Agreement, the following members of the Company's senior management will become owners of approximately 14% of the outstanding equity capital of Holdings (approximately 24% of the fully-diluted equity capital of Holdings) by investing their current equity interests and/or cash in exchange for shares of common stock and subordinated debt of Holdings as part of the Merger: Randolph V. Chrisley, Ira S. Crawford, Jack E. Dawson, Carl
W. Hoffman, James S. Dawson, James H. Kelly, Paul T. Purcell, James W. Stout, John G. Wampler and Raymond E. Winters, Jr. These persons are collectively referred to herein as the "Management Shareholders".

         The Management Shareholders have agreed not to tender their shares of Common Stock in the Offer and to vote their shares in favor of the Merger Agreement and the transactions contemplated thereby and against any competing offer pursuant to a Stock Voting and Non-Tender Agreement, dated as of March 29, 2000, by and among the Acquisition, Holdings and such Management Shareholders (the "Voting Agreement"). Pursuant to the Voting Agreement, each Management Shareholder has appointed Holdings, Acquisition and any designee of Holdings or Acquisition, as such Management Shareholder's proxy to vote or act by written consent with respect to the shares of Common Stock owned by such Management Shareholders in accordance with the Voting Agreement.

         The Management Shareholders have also entered into a Management Transaction Agreement, dated as of March 29, 2000, with Holdings (the "Transaction Agreement"). Pursuant to the Transaction Agreement, the Management Shareholders have committed to exchange their respective shares of Common Stock for shares of common stock and subordinated notes of Holdings in accordance with the Merger Agreement, and to execute and deliver, upon consummation of the
Merger, a Shareholders Agreement (the "Shareholders Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement") to govern the relationship of Quad-C and the Management Shareholders as shareholders of Holdings from and after the effective time of the Merger. Furthermore, upon consummation of the Merger, Holdings will implement a Management Performance Stock Option Plan and an Annual Incentive Compensation Plan and will execute and deliver the Shareholder Agreement and Registration Rights Agreement.

Item 5.  Interest in Securities of the Company

     (a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock that may be beneficially owned by such Reporting Person and (ii) the percentage of outstanding Common Stock that may be beneficially owned by such Reporting Person, in each case as of the date of this filing. Although the Reporting Persons may be deemed a group pursuant to Rule 13d-5(b)(1), each of the Reporting Persons disclaims (i) membership in a group with the other Reporting Persons and (ii) beneficial ownership of the other Reporting Persons' shares of Common Stock.

         (b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing. Although the Reporting Persons may be deemed a group pursuant to Rule 13d-5(b)(1), each of the Reporting Persons disclaims (i) membership in a group with the other Reporting Persons and (ii) beneficial ownership of the other Reporting Persons' shares of Common Stock.

          Quad-C, as the current owner of all the outstanding shares of common stock of Holdings, may be deemed to be a controlling affiliate of Holdings and Acquisition.

          Each of the Reporting Persons shares the power to vote and dispose of shares held by the Management Shareholders with the Management Shareholders solely to the extent of the limited matters covered in the Voting Agreement.

     To the knowledge of the Reporting Persons, during the last five years, none of the Management Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Management Shareholders were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

         (c) During the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock.

         (d) No person other than the Management Shareholders has the right to receive dividends on the Common Stock and the proceeds from the sale of Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As described in more detail in Item 4, each of the Management Shareholders has entered into the Voting Agreement with Holdings and Acquisition pursuant to which the Management Shareholders agree to vote their shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby and against any competing offer. As further described in Item 4, each of the Management Shareholders entered into the Transaction Agreement, pursuant to which they have committed to exchange their respective shares of Common Stock for shares of common stock and subordinated notes of Holdings, and to execute and deliver the Shareholders Agreement and the Registration Rights Agreement.

Item 7. Material to be filed as Exhibits:

        Exhibit A - Agreement and Plan of Merger, dated as of March 29, 2000, by and among Pine Holdings, Inc., Pine Acquisition Corp. and Pulaski Furniture Corporation (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed with respect to Pulaski Furniture Corporation on April 7, 2000).

        Exhibit B - Stock Voting and Non-Tender  Agreement dated as of March 29,
                    2000, by and among Pine Holdings, Inc., Pine Acquisition Corp. and the Individuals Named Therein (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed with respect to Pulaski Furniture Corporation on April 7, 2000).

        Exhibit C - Management Transaction Agreement dated as of March 29, 2000, by and among Pine Holdings, Inc. and the Management (as defined therein) (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed with respect to Pulaski Furniture Corporation on April 7, 2000).

        Exhibit D - Commitment  Letter,  dated February 18, 2000, by and between
                    Bankers Trust Company and Quad-C Management, Inc. (incorporated herein by reference to Exhibit (b)(1) to the Schedule TO filed with respect to Pulaski Furniture Corporation on April 7, 2000).


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000                      PINE HOLDINGS, INC.


                                            By:/s/Anthony R. Ignaczak
                                               ----------------------------
                                               Name:  Anthony R. Ignaczak
                                               Title: President


Dated:  April 10, 2000                      PINE ACQUISITION, CORP.


                                            By:/s/Anthony R. Ignaczak
                                               ---------------------------
                                               Name:  Anthony R. Ignaczak
                                               Title: President


Dated:  April 10, 2000                      QUAD-C PARTNERS V, LP
                                              By: Quad-C Advisors V, L.L.C., its
                                                  General Partner

                                               By:/s/Anthony R. Ignaczak
                                                  -------------------------
                                                  Name:  Anthony R. Ignaczak
                                                  Title: Vice President




                                                                                                    SCHEDULE A
                                REPORTING PERSONS
                                                                         Present Principal
Name and Citizenship               Business Address                      Occupation or Employment
--------------------               ----------------                      ------------------------
Anthony R. Ignaczak*               c/o Quad-C Management, Inc.           President of Pine Holdings, Inc. and Pine Acquisition Corp.
United States of America           230 East High Street                  Partner of Quad-C Management, Inc.
Charlottesville, VA  22902                                               (5/93 to present)

Franklin H. Winslow                c/o Quad-C Management, Inc.           Vice President, Secretary and Treasurer of Pine Holdings,
United States of America           230 East High Street                  Inc. and Pine Acquisition Corp.
                                   Charlottesville, VA  22902            Associate of Quad-C Management, Inc.
                                                                         (1998 to present).  Consultant of Public Financial
                                                                         Mgmt. (1996 to 1998)

Terrence D. Daniels*               c/o Quad-C Management, Inc.           President of Quad-C Management, Inc.
United States of America           230 East High Street                  (11/89 to present)
                                   Charlottesville, VA  22902

Edward J. Harvey, Jr.*             c/o Quad-C Management, Inc.           Vice President of Quad-C Management, Inc.
United States of America           230 East High Street                  (1/00 to present).  Vice President of Quad-C Inc.
                                   Charlottesville, VA  22902            (4/90 to 12/99).
                                                                         Vice President of Quad-C
                                                                         Advisors V, LLC (4/98 to present).  General Partner
                                                                         of Quad-C Partners V, LP
                                                                         (4/98 to present).
                                                                         Director of Stimsonite Corporation
                                                                         (8/90 to 7/99).

Stephen M. Burns*                  c/o Quad-C Management, Inc.           Partner of Quad-C Management, Inc.
United States of America           230 East High Street                  (6/94 to present)
                                   Charlottesville, VA  22902


* Each of these individuals is a member of Quad-C Advisors V, L.L.C., the General Partner of Quad-C Partners V, L.P.